UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 30)

NACCO Industries, Inc.

(Name of Issuer)

Class A Common Stock, par value $1.00 per share

(Title of Class of Securities)

629579103

(CUSIP Number)

Alfred M. Rankin, Jr.

5875

Landerbrook Drive, Suite 300

Cleveland, Ohio 44124-4017

(216) 449-9600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 629579202	Schedule 13D/A	Page 2 of 16

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alfred M. Rankin, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 287,414
	8	SHARED VOTING POWER 375,511
	9	SOLE DISPOSITIVE POWER 287,414
	10	SHARED DISPOSITIVE POWER 375,511

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 662,925
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.46%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 629579202	Schedule 13D/A	Page 3 of 16

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Helen Rankin Butler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 68,094
	8	SHARED VOTING POWER 234,358
	9	SOLE DISPOSITIVE POWER 68,094
	10	SHARED DISPOSITIVE POWER 572,653

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 640,747
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.08%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 629579202	Schedule 13D/A	Page 4 of 16

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Matthew M. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,538
	8	SHARED VOTING POWER 1,930
	9	SOLE DISPOSITIVE POWER 26,538
	10	SHARED DISPOSITIVE POWER 340,225

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 366,763
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.34%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 629579202	Schedule 13D/A	Page 5 of 16

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Roger F. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,464
	8	SHARED VOTING POWER 351,287
	9	SOLE DISPOSITIVE POWER 9,464
	10	SHARED DISPOSITIVE POWER 351,287

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 360,751
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.24%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 629579202	Schedule 13D/A	Page 6 of 16

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alison A. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,613
	8	SHARED VOTING POWER 15,843
	9	SOLE DISPOSITIVE POWER 6,613
	10	SHARED DISPOSITIVE POWER 354,138

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 360,751
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.24%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 629579202	Schedule 13D/A	Page 7 of 16

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Scott W. Seelbach
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 722
	8	SHARED VOTING POWER 13,229
	9	SOLE DISPOSITIVE POWER 722
	10	SHARED DISPOSITIVE POWER 351,524

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 352,246
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.09%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 629579202	Schedule 13D/A	Page 8 of 16

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Elizabeth B. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 722
	8	SHARED VOTING POWER 27,746
	9	SOLE DISPOSITIVE POWER 722
	10	SHARED DISPOSITIVE POWER 366,041

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 366,763
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.34%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 629579202	Schedule 13D/A	Page 9 of 16

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chloe R. Seelbach
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,229
	8	SHARED VOTING POWER 722
	9	SOLE DISPOSITIVE POWER 13,229
	10	SHARED DISPOSITIVE POWER 339,017

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 352,246
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.09%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 629579202	Schedule 13D/A	Page 10 of 16

Part II to Schedule 13D

This Amendment No. 30 to Schedule 13D (this “Amendment No. 30”) is hereby filed to update and supplement certain information with respect to the shares of Class A Common Stock (the “Class A Common”) of NACCO Industries, Inc. (the “Company”) held by Rankin Associates II, L.P., a Delaware limited partnership (the “Partnership”), that appeared in the Schedule 13D on February 18, 1998 (the “Initial Filing”), as amended on March 30, 1998 (the “Amendment No. 1”), as amended on April 20, 1998 (the “Amendment No. 2”), as amended on January 11, 1999 (the “Amendment No. 3”), as amended on May 28, 1999 (the “Amendment No. 4”), as amended on November 13, 2000 (the “Amendment No. 5”), as amended on February 14, 2001 (the “Amendment No. 6”), as amended on January 10, 2002 (the “Amendment No. 7”), as amended on October 31,2002 (the “Amendment No. 8”), as amended on January 9, 2003 (the “Amendment No. 9”), as amended on April 28, 2003 (the “Amendment No. 10”), as amended on February 17, 2004 (the “Amendment No. 11”), as amended on February 15, 2005 (the “Amendment No. 12”), as amended on February 14, 2006 (the “Amendment No. 13”), as amended on February 14, 2007 (the “Amendment No. 14”), as amended on February 14, 2008 (the “Amendment No. 15”), as amended on February 13, 2009 (the “Amendment No. 16”), as amended on February 16, 2010 (the “Amendment No. 17”), as amended on February 14, 2011 (the “Amendment No. 18”), as amended on February 14, 2012 (the “Amendment No. 19”), as amended on February 14, 2013 (the “Amendment No. 20”), as amended on February 14, 2014 (the “Amendment No. 21”), as amended on February 13, 2015 (the “Amendment No. 22”), as amended on February 12, 2016 (the “Amendment No. 23”), as amended on February 14, 2017 (the “Amendment No. 24”), as amended on February 13, 2018 (the “Amendment No. 25”), as amended on February 13, 2019 (the “Amendment No. 26 “), as amended on February 13, 2020 (the “Amendment No. 27”), as amended on February 12, 2021, (the “Amendment No. 28”) and as amended on February 11, 2022 (the “Amendment No. 29” and, collectively, the “Filings”). This Amendment No. 30 (a) updates certain information with respect to certain Reporting Persons under the Filings and (b) reflects the acquisitions and/or dispositions of shares of Class A Common by certain Reporting Persons. Capitalized terms used herein but not defined herein have the meanings assigned to them in the Filings.

Item 2. Identity and Background

The statements under the heading Julia Rankin Kuipers which appear in the Filings, are hereby deleted and replaced by the following:

Julia Rankin Kuipers. Ms. Kuipers’ address is 150 Miles Road, Chagrin Falls, Ohio 44022. She is not employed.

Item 5. Interest in Securities of the Issuer.

The statements under the heading Alfred M. Rankin, Jr. which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Alfred M. Rankin, Jr. Mr. Rankin (a) shares with his mother (Clara L.T. Rankin) the power to vote and dispose of 9,600 shares of Class A Common pursuant to an agreement with his mother, creating a trust for the benefit of her grandchildren; (b) shares with PNC Bank, N.A. (“PNC”) the power to vote and dispose of 13,303 shares of Class A Common held by the A.M. Rankin Sr. GST Trusts for the benefit of Alfred M. Rankin, Sr.’s grandchildren; (c) shares with RMI and the other Reporting Persons the power to vote and dispose of 338,295 shares of Class A Common held by the Partnership; (d) has the sole power to vote and dispose of 238,318 shares of Class A Common under the Alfred Rankin Trust, with himself as trustee and for his benefit; (e) has the sole power to vote and dispose of 14,160 shares of Class A Common held in an individual retirement account; (f) has the sole power to vote and dispose of 34,936 shares of Class A Common under the Victoire Rankin Trust, with himself as trustee and for the benefit of his spouse; and (g) shares with his brother (Bruce T. Rankin) the power to vote and dispose of 14,313 shares of Class A Common held in trust for the benefit of that brother. Collectively, the 662,925 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 11.46% of the Class A Common outstanding as of December 31, 2022.

The statements under the heading Helen Rankin Butler which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

CUSIP No. 629579202	Schedule 13D/A	Page 11 of 16

Helen Rankin Butler. Ms. Butler (a) by virtue of the Partnership Interests received as gifts, shares with RMI and the other Reporting Persons the power to dispose of 338,295 shares of Class A Common held by the Partnership; (b) is deemed to share with her spouse (John C. Butler, Jr.) the power to vote and dispose of 226,348 shares of Class A Common held by Mr. Butler, including (i) 223,548 shares of Class A Common held in a revocable trust for the benefit of Mr. Butler and (ii) 2,800 shares of Class A Common held in her spouse’s individual retirement account; (c) is deemed to share with her spouse (John C. Butler, Jr., as trustee) the power to vote and dispose of (i) 4,083 shares of Class A Common held in a trust for the benefit of her minor daughter (Clara R. Butler) and (ii) 3,927 shares of Class A Common held in a trust for the benefit of her minor son (Griffin B. Butler); and (d) has sole power to vote and dispose of 68,094 shares of Class A Common. Collectively, the 640,747 shares of Class A Common beneficially owned by Ms. Butler constitute approximately 11.08% of the Class A Common outstanding as of December 31, 2022.

The statements under the heading Matthew M. Rankin which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Matthew M. Rankin. Mr. Rankin (a) has sole power to vote and dispose of 26,538 shares of Class A Common; (b) by virtue of the Partnership Interests received as gifts, shares with RMI and the other Reporting Persons the power to dispose of 338,295 shares of Class A Common held by the Partnership; (c) is deemed to share with his spouse (Elizabeth B. Rankin) the power to vote and dispose of 722 shares of Class A Common owned by his spouse; (d) as a co-trustee, Mr. Rankin shares with his brother (James T. Rankin) the power to vote and dispose of 645 shares of Class A Common held in a trust for the benefit of his daughter (Mary M. Rankin); and (e) as a co-trustee, Mr. Rankin shares with his brother (James T. Rankin) the power to vote and dispose of 563 shares of Class A Common held in a trust for the benefit of his son (William A. Rankin). Collectively, the 366,763 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 6.34% of the Class A Common outstanding as of December 31, 2022.

The statements under the heading Roger F. Rankin which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Roger F. Rankin. Mr. Rankin (a) has sole power to vote and dispose of 9,464 shares of Class A Common; (b) is deemed to share with his spouse (Alison A. Rankin) the power to vote and dispose of 4,133 shares of Class A Common held in trust for his daughter (A. Farnham Rankin) and 2,246 shares of Class A Common held in trust for another daughter (Elisabeth M. Rankin) for which his spouse is trustee; (c) is deemed to share with his spouse the power to vote and dispose of 3,123 shares of Class A Common owned by his spouse; (d) is deemed to share with his spouse the power to vote and dispose of 3,490 shares of Class A Common beneficially owned by his spouse; and (e) shares with RMI and the other Reporting Persons the power to vote and dispose of 338,295 shares of Class A Common held by the Partnership. Collectively, the 360,751 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 6.24% of the Class A Common outstanding as of December 31, 2022.

The statements under the heading Alison A. Rankin which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Alison A. Rankin. Ms. Rankin (a) by virtue of the Partnership Interests received as gifts, shares with RMI and the other Reporting Persons the power to dispose of 338,295 shares of Class A Common held by the Partnership; (b) has sole power to vote and dispose of 3,123 shares of Class A Common; (c) is deemed to share with her spouse (Roger F. Rankin) the power to vote and dispose of 9,464 shares of Class A Common owned by her spouse; (d) has the sole power to vote and dispose of 3,490 shares of Class A Common held by a trust created for her benefit and for which she is the trustee; and (e) is deemed to share with her spouse (Roger F. Rankin) the power to vote and dispose of 4,133 shares of Class A Common held in trust for her daughter (A. Farnham Rankin) and 2,246 shares of Class A Common held in trust for another daughter (Elisabeth M. Rankin) for which she is trustee. Collectively, the 360,751 shares of Class A Common beneficially owned by Ms. Rankin constitute approximately 6.24% of the Class A Common outstanding as of December 31, 2022.

The statements under the heading Scott W. Seelbach which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

CUSIP No. 629579202	Schedule 13D/A	Page 12 of 16

Scott W. Seelbach. Mr. Seelbach (a) by virtue of the Partnership Interests received as gifts, shares with RMI and the other Reporting Persons the power to dispose of 338,295 shares of Class A Common held by the Partnership; (b) is deemed to share the power to vote and dispose of 11,944 shares of Class A Common held in trust for the benefit of his spouse (Chloe E. Seelbach); (c) is deemed to share with his spouse the power to vote and dispose of 722 shares of Class A Common held by his spouse as custodian for their minor daughter (Taplin E. Seelbach); (d) is deemed to share with his spouse the power to vote and dispose of 563 shares of Class A Common held by his spouse as custodian for their minor daughter (Isabelle Seelbach); and (e) has sole power to vote and dispose of 722 shares of Class A Common. Collectively, the 352,246 shares of Class A Common beneficially owned by Mr. Seelbach constitute approximately 6.09% of the Class A Common outstanding as of December 31, 2022.

The statements under the heading Elizabeth B. Rankin which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Elizabeth B. Rankin. Ms. Rankin (a) has sole power to vote and dispose of 722 shares of Class A Common; (b) by virtue of the Partnership Interests received as gifts, shares with RMI and the other Reporting Persons the power to dispose of 338,295 shares of Class A Common held by the Partnership; (c) is deemed to share with her spouse (Matthew M. Rankin) the power to vote and dispose of 26,038 shares of Class A Common held in a trust for the benefit of her spouse, for which her spouse is a co-trustee; (d) is deemed to share with her spouse the power to vote and dispose of 500 shares of Class A Common owned by her spouse; (e) is deemed to share with her spouse the power to vote and dispose of 645 shares of Class A Common held by her spouse as a co-trustee of a trust for the benefit of her daughter (Mary M. Rankin); and (f) is deemed to share with her spouse the power to vote and dispose of 563 shares of Class A Common held by her spouse as a co-trustee of a trust for the benefit of her son (William A. Rankin). Collectively, the 366,263 shares of Class A Common beneficially owned by Ms. Rankin constitute approximately 6.34% of the Class A Common outstanding as of December 31, 2022.

The statements under the heading Chloe R. Seelbach which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Chloe R. Seelbach. Mrs. Seelbach (a) by virtue of the Partnership Interests received as gifts, shares with RMI and the other Reporting Persons the power to dispose of 338,295 shares of Class A Common held by the Partnership; (b) has sole power to vote and dispose of 11,944 shares of Class A Common held in a trust for her benefit; (c) is deemed to share with her spouse (Scott Seelbach) the power to vote and dispose of 722 shares of Class A Common owned by her spouse; (d) has sole power to vote and dispose of 722 shares of Class A Common held in a trust for the benefit of her minor daughter (Taplin E. Seelbach); and (e) has sole power to vote and dispose of 563 shares of Class A Common held in a trust for the benefit of her minor daughter (Isabelle S. Seelbach). Collectively, the 352,246 shares of Class A Common beneficially owned by Mrs. Seelbach constitute approximately 6.09% of the Class A Common outstanding as of December 31, 2022.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information provided with respect to the Stockholders’ Agreement is hereby amended by inserting at the end thereof the following:

Effective February 10, 2023, each of the Issuer and the Participating Stockholders executed and delivered an Amendment to the Stockholders’ Agreement amending the Amended and Restated Stockholders’ Agreement to add additional Participating Stockholders under the Stockholders’ Agreement. A copy of the Fourth Amendment to the Amended and Restated Stockholders’ Agreement is attached hereto as Exhibit 30 and is incorporated herein in its entirety.

CUSIP No. 629579202	Schedule 13D/A	Page 13 of 16

Item 7. Material to be Filed as Exhibits.

Item 7 of the Initial Filing is hereby amended by adding the following:

Exhibit 30

Fourth Amendment to Amended and Restated Stockholders’ Agreement, dated as of February 10, 2023, by and between the Depository, the Issuer, the new Participating Stockholders and the Participating Stockholders (incorporated by reference to Exhibit 67 filed with Amendment No. 29 to the Statement on Schedule 13D, filed by the Reporting Persons named therein on February 10, 2023, Commission File Number 005-38001).

[Signatures begin on the next page.]

[The Remainder of this page was intentionally left blank.]

CUSIP No. 629579202	Schedule 13D/A	Page 14 of 16

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2023

RANKIN ASSOCIATES II, L.P.

By:	Rankin Management, Inc., its Managing Partner

By:	/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr.
President

RANKIN MANAGEMENT, INC.

By:	Rankin Management, Inc., its Managing Partner

By:	/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr.
President

REPORTING INDIVIDUALS

By:	/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr., on behalf of himself and as:

CUSIP No. 629579202	Schedule 13D/A	Page 15 of 16

Attorney-in-Fact for Helen R. Butler*
Attorney-in-Fact for Clara T. Rankin Williams*
Attorney-in-Fact for Thomas T. Rankin*
Attorney-in-Fact for Matthew M. Rankin*
Attorney-in-Fact for Claiborne R. Rankin*
Attorney-in-Fact for Chloe O. Rankin*
Attorney-in-Fact for Roger F. Rankin*
Attorney-in-Fact for Alison A. Rankin*
Attorney-in-Fact for Corbin K. Rankin*
Attorney-in-Fact for John C. Butler, Jr.*
Attorney-in-Fact for James T. Rankin*
Attorney-in-Fact for Claiborne R. Rankin, Jr.*
Attorney-in-Fact for David B. Williams*
Attorney-in-Fact for Scott W. Seelbach*
Attorney-in-Fact for Elizabeth B. Rankin*
Attorney-in-Fact for Thomas P. Rankin*
Attorney-in-Fact for Julia Rankin Kuipers*
Attorney-in-Fact for Lynne T. Rankin*
Attorney-in-Fact for Chloe R. Seelbach*
Attorney-in-Fact for CRW 2020 GST Trust for Margo J.V. Williams*
Attorney-in-Fact for CRW 2020 GST Trust for Helen C. Williams*
Attorney-in-Fact for HRB 2020 GST Trust for Clara R. Butler*
Attorney-in-Fact for HRB 2020 GST Trust for Griffin B. Butler*
Attorney-in-Fact for JCB 2020 GST Trust for Clara R. Butler*
Attorney-in-Fact for JCB 2020 GST Trust for Griffin B. Butler*
Attorney-in-Fact for BTR 2020 GST Trust for Helen R. Butler*
Attorney-in-Fact for BTR 2020 GST Trust for Clara R. Williams*
Attorney-in-Fact for BTR 2020 GST Trust for Matthew M. Rankin*
Attorney-in-Fact for BTR 2020 GST Trust for James T. Rankin*
Attorney-in-Fact for BTR 2020 GST Trust for Thomas P.K. Rankin*
Attorney-in-Fact for BTR 2020 GST Trust for Chloe R. Seelbach*
Attorney-in-Fact for BTR 2020 GST Trust for Claiborne R. Rankin, Jr.*
Attorney-in-Fact for BTR 2020 GST Trust for Julia R. Kuipers*
Attorney-in-Fact for BTR 2020 GST Trust for Anne F. Rankin*
Attorney-in-Fact for BTR 2020 GST Trust for Elisabeth M. Rankin*
Attorney-in-Fact for Alison A. Rankin, as trustee fbo A. Farnham Rankin under Irrevocable Trust No. 1, dated December 18, 1997, with Roger Rankin, Grantor*
Attorney-in-Fact for Alison A. Rankin, as trustee fbo Elisabeth M. Rankin under Irrevocable Trust No. 1, dated December 18, 1997, with Roger Rankin, Grantor*

CUSIP No. 629579202	Schedule 13D/A	Page 16 of 16

Attorney-in-Fact for Alison A. Rankin as Trustee under Irrevocable Trust No. 2, dated September 11, 2000, for the benefit of A. Farnham Rankin*
Attorney-in-Fact for Alison A. Rankin as Trustee under Irrevocable Trust No. 2, dated September 11, 2000, for the benefit of Elisabeth M. Rankin*
Attorney-in-Fact for 2012 Alison A. Rankin Trust*

*	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included in Exhibit 25 of the Filings.